EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 30, 2021 in Beijing. The directors were notified of the Meeting by way of a written notice dated June 21, 2021. All of the Company’s nine directors attended the Meeting. Wang Bin and Su Hengxuan, executive directors of the Company, and Yuan Changqing and Wang Junhui, non-executive directors of the Company, attended the Meeting in person. Li Mingguang, executive director of the Company attended the Meeting by way of teleconferencing. Robinson Drake Pike, Tang Xin, Leung-Oi-Sie Elsie and Lam Chi Kuen, independent non-executive directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

Executive director Su Hengxuan presided the review of the Proposal on the Election of Mr. Wang Bin as the Chairman of the Seventh Session of the Board of the Company. Wang Bin, as the elected Chairman, presided the review of other proposals at the Meeting. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Election of Mr. Wang Bin as the Chairman of the Seventh Session of the Board of the Company

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on the Composition of the Special Committees of the Seventh Session of the Board of the Company

Audit Committee: the Audit Committee will be comprised of independent non-executive directors Zhai Haitao, Lam Chi Kuen and Tang Xin. Mr. Zhai serves as the Chairman.

Nomination and Remuneration Committee: the Nomination and Remuneration Committee will be comprised of independent non-executive director Tang Xin, non-executive director Yuan Changqing and independent non-executive director Zhai Haitao. Mr. Tang serves as the Chairman.

Risk Management and Consumer Rights Protection Committee: the Risk Management and Consumer Rights Protection Committee will be comprised of independent non-executive director Leung-Oi-Sie Elsie, executive director Li Mingguang, non-executive directors Wu Shaohua, Sheng Hetai and Wang Junhui, and independent non-executive director Tang Xin. Ms. Leung serves as the Chairman.

Commission File Number 001-31914

Strategy and Assets and Liabilities Management Committee: the Strategy and Assets and Liabilities Management Committee will be comprised of independent non-executive director Lam Chi Kuen, executive directors Su Hengxuan and Huang Xiumei, non-executive director Wang Junhui, and independent non- executive director Leung-Oi-Sie Elsie. Mr. Lam serves as the Chairman.

Connected Transactions Control Committee: the Connected Transactions Control Committee will be comprised of independent non-executive directors Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao. Mr. Tang serves as the Chairman.

The qualifications of Huang Xiumei, Wu Shaohua, Sheng Hetai and Zhai Haitao as directors are subject to the approval of the China Banking and Insurance Regulatory Commission.

Voting result: 9 for, 0 against, with no abstention

3.	Proposal on Formulating the Interim Measures on the Accountability of Directors, Supervisors and Senior Management of the Company

Voting result: 9 for, 0 against, with no abstention

4.	Proposal on Revising the Administrative Measures on Insiders of the Company

Voting result: 9 for, 0 against, with no abstention

5.	Proposal on ESG and Social Responsibility Strategic Plan (2021-2025) of the Company

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

June 30, 2021